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February 27, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:  Minnesota Life Insurance Company
     Minnesota Life Individual Variable Universal Life Account
     Post-Effective Amendment Number 1
     File Numbers 333-198279 and 811-22093

Commissioners:

The accompanying post-effective amendment to the Registration
Statement on Form N-6 for the above-referenced Minnesota Life Individual Variable Universal Life Account (the "Registrant") is being filed electronically with the Securities and Exchange Commission (the "Commission") pursuant to the Commission's EDGAR System. The amendment includes the addition of three new optional riders and is being filed pursuant to Rule 485(a) under the Securities Act of 1933 (the "1933 Act"). In that regard, the Registrant requests that this filing become effective on May 1, 2015.

Please do not hesitate to call the undersigned at (651) 665-4593 or Thomas Bisset at(202) 383-0118 if you have any questions or comments concerning the filing.

Sincerely,

/s/ Timothy E. Wuestenhagen

Timothy E. Wuestenhagen

cc: Thomas Bisset, Esq.